Brookfield Properties Corporation
Conference Call and Webcast of 2005 Second Quarter Results
Friday, July 29, 2005 at 10:00 a.m. E.T.

You are invited to participate in Brookfield Properties Corporation’s live conference call announcing 2005 second quarter results on July 29, 2005 at 10:00 a.m. (E.T.). Second quarter financial results will be available prior to the market open on July 29th on Brookfield’s Web site in the News section at www.brookfieldproperties.com.

Scheduled speakers are Richard Clark, President and Chief Executive Officer and Craig Laurie, Chief Financial Officer.

Webcast
To access the webcast, go to Brookfield’s Web site at www.brookfieldproperties.com, and click on the link for the webcast on the Home Page. The webcast will be archived 24 hours after the end of the conference call and can be accessed for 30 days.

Teleconference
You may also participate by dialing into the live conference toll free at 1-800-337-0418. To ensure your participation, please call five minutes prior to the scheduled start of the call. The call will be archived through August 5, 2005 and can be accessed by dialing toll free 1‑800‑336‑1945.

Management’s presentation will be followed by a question and answer period. To ask a question, press “*1” on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner.

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Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 46 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.

Contact
Melissa Coley, Vice President, Investor Relations & Communications
Email: mcoley@brookfieldproperties.com
Tel: (212) 417-7215